82-3089

BPI Industries Inc.

CDNX SYMBOL : BPR

510 Burrard Street, Suite 910, [redacted]uver, B.C. V6C 1V5 Tel : 604-685-8688 Fax : 604-683-1797
www.bpi-industries.com

NEWS RELEASE

Release, January 10, 2002

BPI Industries Inc. (CDNX symbol: BPR) is pleased to announce the following appointments to its Advisory Board.

Mr. Joe Cooper

Mr. Cooper's involvement in Coal Bed Methane spans over 13 years starting with Amoco (since acquired by BP) and it's development of the Oak Grove Field in the Black Warrior Basin, Alabama. Throughout the 90s, Mr. Cooper was involved with Amoco Petroleum's entry into CBM exploration in China, India, South Africa and Australia. Mr. Cooper held the position of Exploration Manager in both India and South Africa. During his tenure with Amoco, he was a member of the Amoco CBM Network of Excellence. Between 1999 and 2000, Mr. Cooper undertook several independent consulting assignments which included evaluating coalbed methane projects in Illinois, Indiana, and Kentucky in the Illinois Basin, and Arkoma and the Cherokee Basins in Oklahoma. Mr. Cooper is currently with Anshutz Exploration.

Mr William Ginn

Mr. Ginn is currently of Counsel for the prominent Cleveland based law firm of Thompson Hine LLC. In addition to his numerous community endeavors, Mr. Ginn is Secretary and a long-standing member of the Board of Directors of the Nordson Corporation. Mr. Ginn recently retired as Secretary and a long-standing director of the Davey Tree Corp. where he was responsible for structuring and financing the employee acquisition of the once public company. Mr. Ginn is a member of both the Ohio State and American Bar Associations.

Mr. Clyde House

Mr. House has been involved in the field of Oil and Gas all his life where he has overseen field operations both domestically and internationally for major oil and gas exploration and development companies including Devon Energy. Over the past fifteen years, Mr. House has focused his attention on development of coalbed methane. Mr. House directed field operations and the development of the first 300 wells that the River Gas Company (subsequently acquired by Phillips Petroleum) drilled in the Black Warrior Basin. Mr. House originally identified the potential for a gas project in the Illinois Basin and his research and past experience in coalbed methane and shale production provided the basis for the Illinois Basin Methane Project.

Options

Subject to the approval of the CDNX, BPI has granted incentive stock options in the amount of 1,175,000 shares, exercisable on or before January 10, 2007, at a price of $1.20 per share. There is a 4 month hold period on CDNX approved stock options.

About BPI Industries Inc.

BPI Industries is a Canadian, publicly listed, Oil and Gas Exploration Company. Its principal asset is a contiguous 43,000 acre coal bed methane property in the southern portion of the Illinois Basin. The Company has invested in excess of US$4 million in the process of evaluating and defining a natural gas reserve. There are two major gas pipelines, the Texas Eastern Transmission Corp. and the Trunkline Gas Company, that cross the acreage providing a ready market for future gas production. The common shares of the Company trade on the Canadian Venture Exchange under the symbol "BPR".

ON BEHALF OF THE BOARD OF DIRECTORS

"James G. Azlein"

James G. Azlein, President

dlw 2/14

For Further Information Contact
800-803-3204 or 604-685-8688
info@bpi-industries.com